SCRIPSAMERICA, INC.
77 McCullough Drive, Suite 7
New Castle, DE 19720

November 10, 2011

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. John Reynolds

Re:	ScripsAmerica, Inc. Registration Statement on Form S-1, File No. 333-174831

Dear Mr. Reynolds:

ScripsAmerica, Inc. (the “company”) hereby requests acceleration of the effective time of the above-referenced registration statement to 4:00 p.m. on Monday, November 14, 2011, or as soon thereafter as is possible.  The company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted, SCRIPSAMERICA, INC.

By:	/s/ Robert Schneiderman
Robert Schneiderman
Chief Executive Officer